EXHIBIT 5

Scott C. Kline, Esq. Kline Law Group PC 15615 Alton Parkway, Suite 450 Irvine, CA 92618 T – 949.271.6355 Admitted to practice in California

October 14, 2025

Mengqing Fan

Chief Executive Officer

Transuite.Org Inc.

732 S 6th St # 4304

Las Vegas, NV 89101

Ms Fan:

With respect to the Registration Statement on Form S-8 (the “Registration Statement”) being filed with the Securities and Exchange Commission by Transuite.Org Inc., a Nevada corporation (the “Company”), under the Securities Act of 1933, as amended, relating to the registration of seven million (7,000,000) common shares of the Company, $0.001 par value per share (the “Shares”) to be issued pursuant to the Transuite.Org Inc. 2025 Equity Incentive Plan (the “Plan”), we advise you as follows:

We are counsel for the Company and have participated in the preparation of the Registration Statement. We have reviewed the Company’s Articles of Incorporation, as amended, the corporate action taken to date in connection with the Registration Statement and the registration of the Shares, and such other documents and authorities as we deem relevant for the purpose of this opinion.

Based upon the foregoing and in reliance thereon, we are of the opinion that when the Shares shall have been issued and paid for in accordance with the provisions of the Plan, those Shares will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Kline Law Group PC

KLINE LAW GROUP PC